Exhibit (a)(13)

                                [ABB LETTERHEAD]


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Tel.  +41 1 317 7371
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U.S. AUTHORITIES APPROVE ABB'S ACQUISITION OF ELSAG BAILEY
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Zurich,  Switzerland,  January 8, 1999 - ABB, the international  engineering and technology group, announced today it has received approval from the U.S. Federal Trade Commission (FTC) to complete its acquisition of Elsag Bailey Process Automation N.V. (NYSE: EBY). With the receipt of the FTC approval, all conditions to the tender offer have been satisfied. ABB said that it will now close the deal. The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, January 11, 1999 and will not be further extended.

ABB said it was the final  regulatory  approval  required  to close the deal,  a
strategic   acquisition   aimed  at   making   ABB  a  world   leader   in  this
technology-intensive growth market.

ABB announced in October, 1998, its intention to acquire Elsag Bailey, an international automation company with major operations in the U.S., Germany and Italy. Elsag Bailey reported revenues in 1997 of about US$ 1.5 billion and had some 11,000 employees. ABB has offered to buy all of Elsag Bailey's outstanding common and preferred securities in a deal valued at about US$ 2.1 billion.

As a condition of the FTC approval, ABB has agreed to divest Elsag Bailey's gas chromatograph and mass spectrometer business. The business, whose main location is Bartlesville, Oklahoma, has annual revenues of about US$ 50 million and employs some 340 people. It is the same divestiture required by the European Commission when it approved the acquisition in mid-December.

At the close of trading in New York on January 7, 1999, 25,010,816 common shares of Elsag Bailey and 3,905,479 preferred shares of Elsag Bailey Financing Trust had been validly tendered in connection with the offer. That represents approximately 82 percent of the outstanding share capital on a fully diluted basis.

The ABB Group {http://www.abb.com} serves customers worldwide in power generation, transmission, and distribution; automation; oil, gas, and petrochemicals; industrial products and contracting; financial services; and rail transportation. The Group reported orders in 1997 of $35 billion and employs about 214,000 people in more than 100 countries. (End)